DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) [redacted]
Internet: www.dsm.com
E-mail : [redacted]

DSM

31E 06016382

Heerlen (NL), 17 August 2006

SUPPL

Proposed appointment to DSM Managing Board of Directors

The Supervisory Board of DSM is pleased to announce that it will propose to appoint

Rolf-Dieter Schwalb (54)

as Member of the Managing Board of Directors and Chief Financial Officer (CFO) of DSM as of October 1, 2006. To this effect a Shareholder Meeting will be scheduled in due course. Mr. Schwalb is currently CFO and Member of the Executive Board of Beiersdorf AG (e.g. Nivea) in Germany.

Mr. Schwalb, born and raised in Germany, is an all round and experienced CFO at Board level with business experience, who masters all the functional areas of the finance function. He has extensive experience with external stakeholders as well as with acquisitions and divestments in various parts of the world, including Asia. Before joining Beiersdorf AG in 1994, Mr. Schwalb had various responsibilities within Procter & Gamble.

Arnold Gratama van Andel, who has been entrusted with the financial tasks of Chief Financial Officer since April 1, 2006, will retire on November 1, 2006.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

A picture of Rolf-Dieter Schwalb and his Curriculum Vitae are available at
http://www.dsm.com/en_US/html/governance/schwalb.htm

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For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com